Exhibit 99.8

BOARD OF DIRECTORS MANDLA GANTSHO Born: 1962 STEPHEN CORNELL Born: 1956 JOINT PRESIDENT AND CHIEF EXECUTIVE OFFICER BONGANI NQWABABA Born: 1966 JOINT PRESIDENT AND CHIEF EXECUTIVE OFFICER CHAIRMAN INDEPENDENT NON-EXECUTIVE DIRECTOR BCom (Hons), CA(SA), MSc, MPhil, PhD Appointed to the Board in 2003 and Chairman of the Board in 2013 Dr MSV Gantsho is Chairman of Africa Rising Capital, Chairman and member of the Audit Committee of Ithala Development Finance Corporation, Chairman of Impala Platinum Holdings Limited, Chairman of Kumba Iron Ore, a member of its Human Resources and Remuneration Committee and Chairman of its Nominations and Governance Committee. He was Vice President Operations: Infrastructure, Private Sector and Regional Integration of the African Development Bank from 2006 to 2009, and before that Chief Executive Officer and Managing Director of the Development Bank of Southern Africa. He served as Director of the South African Reserve Bank from 2011 to 2013. In 1997, he was appointed as Commissioner of the Finance and Fiscal Commission, a body set up in terms of the South African Constitution to advise the South African parliament on intergovernmental fiscal transfers. In 2002, he was appointed as a member of the Myburgh Commission of Enquiry into the rapid depreciation of the rand during 2001. BSc Chem Eng Appointed to the Board in 2016 Mr SR Cornell became our Joint President and CEO on 1 July 2016. He joined Sasol as Executive Vice President, International Operations on 1 February 2014, and was responsible for all Sasol’s operational activities outside Africa. Prior to that, he held senior positions at BP North America. Mr Cornell was Chief Operating Officer for US Fuels, responsible for production, sales, marketing and logistics of BP fuel products in the US. In addition to this, he was also BP’s Global Head of major downstream projects, providing oversight to all large capital projects in the petrochemicals and fuels businesses. Prior to BP, Mr Cornell was employed with Total, holding various executive positions in petrochemical businesses in Europe, Asia and the US. Mr Cornell began his career with Exxon Corporation. BAcc (Hons), FCA(Z), MBA Appointed to the Board in 2013 and as an Executive Director in 2015 Mr B Nqwababa became our Joint President and CEO on 1 July 2016. He was previously Group Chief Financial Officer, having been appointed to the Group Executive Committee on 1 March 2015. Before joining Sasol, he was Finance Director at Anglo American Platinum Limited. He is also a previous Finance Director of Eskom Holdings and Chief Financial Officer of Shell Southern Africa, and served as a Non-executive Director of Old Mutual plc and as Chairman of the South African Revenue Service‘ Audit Committee. In previous roles, he has worked in many countries across the world including The Netherlands and United Kingdom. From December 2013 to September 2014, he served as an independent Non-executive Director of Sasol. PAUL VICTOR Born: 1972 CHIEF FINANCIAL OFFICER BCompt (Hons), CA(SA), International Tax Law (Hons) Appointed to the Board in 2016 Mr P Victor became our Chief Financial Officer (CFO) on 1 July 2016. He was previously Senior Vice President: Financial Control Services at Sasol, and served as Acting CFO from 10 September 2013 to 28 February 2015. During this period he was instrumental in implementing the cost containment programme. He also provided thought leadership and pro-actively supported the GEC in implementing a cash conservation response plan in reaction to the significant drop in the crude oil price. Mr Victor gained invaluable experience during his 10 years as Chief Financial Officer of Sasol Synfuels – a position he held until 2011, when he was appointed to head up the Group’s financial governance and reporting. COLIN BEGGS Born: 1948 INDEPENDENT NON-EXECUTIVE DIRECTOR BCom (Hons), CA(SA) Appointed to the Board in 2009 Mr C Beggs was Chief Executive Officer of PricewaterhouseCoopers until the end of June 2009. He is a former Chairman of the Board of the South African Institute of Chartered Accountants (SAICA). He served as Chairman of the Accounting Practices Committee and was a member of the Accounting Practices Board. He is also a Director of the Ethics Institute of South Africa. He is a Director and Audit Committee Chairman of Absa Bank Limited, ABSA Group Limited and SAB Zenzele Holdings Limited. MURIEL DUBE Born: 1972 INDEPENDENT NON-EXECUTIVE DIRECTOR BA (Hons), Human Sciences and Politics, MSc Appointed to the Board in 2018 Ms MBN Dube holds an MSc degree in Environmental Change and Management from Green Templeton College, University of Oxford, as well as degrees in Politics and Social Sciences from the University of Johannesburg. She has completed several executive and finance programmes at Saïd Business School, University of Oxford, Harvard Institute for International Development, the Chartered Institute of Securities and Investment and Standard & Poor’s. Ms Dube has served as director of Atmospheric Protection and Chemicals Management, as Chief Negotiator on behalf of the South African Government regarding climate change under the auspices of the United Nations Framework Convention on Climate Change, Sustainability Manager at BHP Billiton, Banker at Investec plc and Group Commercial Director at Bidvest Group. Ms Dube is currently a Non-executive Director of Vodacom SA, PG Group and EnviroServ Holdings and previously of Bidvest Group Ltd and Fluorminplc. MANUEL CUAMBE Born: 1962 INDEPENDENT NON-EXECUTIVE DIRECTOR B.Eng, Post-graduate Certificate in Management Studies Appointed to the Board in 2016 Mr MJ Cuambe is Managing Director of MC Investimentos & Consultoria (MCICO). He served as Executive Chairman and Chief Executive Officer of Electricidade de Moçambique (EDM) from November 2005 to March 2012. Mr Cuambe was Chairman of Companhia Eléctrica do Zambeze (CEZA), a wholly-owned subsidiary of EDM. He was a Non-executive Director of Companhia de Transmissão de Moçambique (MOTRACO), a joint venture between EDM, the Swaziland Electricity Company (SEC) and Eskom, from 1998 to 2002 and served as Chairman of the Executive Committee of the Southern Africa Power Pool from November 2005 to April 2008. He has a post-graduate certificate in management studies from the Management College of Southern Africa. MARTINA FLÖEL Born: 1960 TRIX KENNEALY Born: 1958 INDEPENDENT NON-EXECUTIVE DIRECTOR BCom (Accountancy) (Hons), CA(SA) Appointed to the Board in 2017 Ms GMB Kennealy served as the Chief Financial Officer of the South African Revenue Service from January 2009 until her retirement in December 2013. Before that she served as Chief Operating Officer of Absa Corporate and Business Bank from 2006 to 2009. Her previous senior financial management positions were at Absa Bank, BHP Billiton South Africa, Samancor Chrome and Foodcorp. She also serves on the Board of Standard Bank Group Limited. INDEPENDENT NON-EXECUTIVE DIRECTOR MSc (Chemistry), PhD (Chemistry) Appointed to the Board in 2018 Dr Flöel holds an MSc in Chemistry from the University of Frankfurt and a PhD in Chemistry from the Technische Universität Munichen (University of Munich), Germany. With 30 years’ experience in the chemicals industry in roles covering chemical and process research and development, technical innovations, technologies as well as operations and industrial supply chain, Dr Flöel is a seasoned industrial leader. She concluded her executive leadership career as Managing Director and Chief Executive Officer of OXEA Holdings. She serves on the Board of NESTE Corporation based in Espoo, Finland.

MOSES MKHIZE Born: 1961 INDEPENDENT NON-EXECUTIVE DIRECTOR JJ NJEKE Born: 1958 NOMGANDO MATYUMZA Born: 1963 INDEPENDENT NON-EXECUTIVE DIRECTOR LEAD INDEPENDENT NON-EXECUTIVE DIRECTOR BCom, BCompt (Hons), CA(SA), LLB Appointed to the Board in 2014 Ms NNA Matyumza is a Non-executive Director of Hulamin Limited, Chairman of the Remuneration Committee and a member of its Audit Committee. Ms Matyumza is a Non-executive Director of the Standard Bank Group and Standard Bank South Africa. She is a member of Group Audit Committee, Group Remuneration Committee and Group Risk and Capital Management Committee. She has held senior financial management and executive positions in various organisations, including South African Breweries, Transnet and Eskom. Ms Matyumza is a chartered accountant and also holds an LLB degree. She is an ordained minister of the African Methodist Episcopal Church and member of its Presiding Elder Council. She attended the University of Cape Town Graduate School of Business Executive Management Programme in 2000, and has a certificate in Foundations in Executive Coaching. BCom (Hons), Higher Diploma (Electrical Engineering) Appointed to the Board in 2011 Mr ZM Mkhize holds a BCom Honours degree from UNISA and a Higher Diploma in Electrical Engineering from Durban University of Technology. Mr ZM Mkhize is Executive Director: Manufacturing, Rolled Products of Hulamin Limited and also serves as director of a number of subsidiaries of Hulamin. BCompt (Hons), CA(SA), HDip Tax Law Appointed to the Board in 2009 Mr MJN Njeke is a past Chairman of the South African Institute of Chartered Accountants. He was the Managing Director of Kagiso Trust Investments from 1994 to 2010. He previously served as a member of the Katz Commission of Inquiry into Taxation in South Africa, the General Committee of the JSE Securities Exchange, the Audit Commission – Supervisory Body of the Office of Auditor General and the Audit Committee of National Treasury. He is Chairman of Adcorp Holdings Limited, MMI Holdings Limited and serves on the boards of Resilient Property Income Fund and the Council of the University of Johannesburg. MPHO NKELI Born: 1964 PETER ROBERTSON Born: 1947 STEPHEN WESTWELL Born: 1958 INDEPENDENT NON-EXECUTIVE DIRECTOR BSc (Mech Eng), MSc (Management), MBA Appointed to the Board in 2012 Mr S Westwell was the Chief Executive Officer of EFR Group BV from 2015 – 2016 . He is a Director and Chairman of the Audit Committee of Control Risk Limited. He was the Chief Executive Officer of Silver Ridge Power Inc. from 2013 to 2014. He held various management and executive positions for BP in South Africa, United States, and United Kingdom between 1988 and 2007. These executive positions include head of BP’s retail business in South Africa and Board member of BP Southern Africa, Chief Executive Officer for BP Solar; and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom from 2008 to 2011. He also worked for Eskom Holdings Limited in several operational capacities. INDEPENDENT NON-EXECUTIVE DIRECTOR BSc (Environmental Science), MBA Appointed to the Board in 2017 Ms ME Nkeli served Vodacom Group Limited as Chief HR Officer responsible for Health, Safety, Environment and Facilities and was an Executive Director of Vodacom South Africa (Pty) Limited from 2011 to 2014, having previously served as an Executive Director of Alexander Forbes from 2005 until 2010. She also served as a Non-executive Director on the Boards of Ellerine Holdings Limited and African Bank Investments Limited. Ms Nkeli is a member of the Board of Impala Platinum Holdings Limited. She previously chaired the Commission for Employment Equity. INDEPENDENT NON-EXECUTIVE DIRECTOR BSc (Mech Eng), MBA Appointed to the Board in 2012 Mr PJ Robertson held various positions ranging from management to executive leadership for Chevron Corporation in United Kingdom and United States between 1973 and 2009. These executive positions include Vice President: Finance, Chevron USA, President: exploration and production company, and President: ChevronTexaco Overseas Petroleum. He served as Vice-Chairman of the Chevron Corporation Board of Directors from 2002 to 2009. He has served as Chairman of the US Energy Association and as a Non-executive Director of Sasol Chevron Holdings Limited. Mr PJ Robertson is a director and member of the Audit Committee of Jacobs Engineering Group Inc. He is a member of the Advisory Board of Campbell Lutyens and is Chairman of the World Affairs Council and the US-Saudi Arabian Business Council. Capital Investment Committee Nomination and Governance Committee Remuneration Committee Safety, Social and Ethics Committee Digital information Management and Hedging Committee Audit Committee

GROUP EXECUTIVE COMMITTEE



JOINT PRESIDENTS AND CHIEF EXECUTIVE OFFICERS

Bongani Nqwababa* and Stephen Cornell*



JON HARRIS

British: Born 1966

EXECUTIVE VICE PRESIDENT: UPSTREAM

MEng (Fuels and Energy Engineering)

Appointed to the GEC in 2017

Prior to his current role Mr Harris was most recently involved in a private business venture. Prior to this, he was with BG Group, a British multinational oil and gas company for 25 years, up to 2016. His last position at BG Group was Executive Vice President: BG Technical

- Mining
- Exploration and Production
- Project Mozambique

BERNARD KLINGENBERG

South African: Born 1962

EXECUTIVE VICE PRESIDENT: OPERATIONS

MSc Eng (Mech)

Appointed to the GEC in 2009

Since joining the Sasol Group in 1986, he has held various positions in maintenance, technical and general management fields in some of the South African Energy and the global chemical businesses of the Group. Mr Klingenberg was the Managing Director of Sasol Polymers from April 2007 to March 2009 responsible for Group human resources for two years from 2009 and before that Managing Director of Sasol Nitro.

- North American Operations
- Eurasian Operations
- Secunda Synfuels Operations
- Secunda Chemicals Operations
- Sasolburg Operations
- Natref
- Satellite Operations

FLEETWOOD GROBLER

South African: Born 1961

EXECUTIVE VICE PRESIDENT: CHEMICALS BUSINESS

BEng (Mech)

Appointed to the GEC in 2013

Prior to his appointment to the GEC, he was Managing Director of Sasol Olefins & Surfactants. Mr Grobler joined Sasol in 1984 and has served in most of our South African operating facilities and has extensive experience in Sasol's international businesses.

- Base Chemicals
- Performance Chemicals

MAURICE RADEBE

South African: Born 1960

EXECUTIVE VICE PRESIDENT: ENERGY BUSINESS AND SUSTAINABILITY

BSc, MBA

Appointed to the GEC in 2010

Mr Radebe joined Sasol Oil in January 2004, when Sasol Oil purchased Exel Petroleum, where he was Managing Director. He served as Managing Director of Sasol Oil from December 2006 until October 2010. He was Chairman of the South African Petroleum Industry Association from the 2015 and 2016. Prior to his current role, Mr Radebe was Sasol's Group Executive responsible for Global Corporate Affairs, Government Relations and Enterprise Development.

- Energy
- Clean Fuels and Octane Programme
- Risk and Safety, Health and Environment (SHE)

The Joint Presidents and CEOs are jointly and severally liable and accountable and there is joint oversight in all decision-making. However, to ensure that the business is managed effectively, our leadership model uses dual reporting lines, allocating responsibilities into portfolios which comprise a balance across business, functions and regions.



CHARLOTTE MOKOENA

South African: Born 1965

EXECUTIVE VICE PRESIDENT: HUMAN RESOURCES AND CORPORATE AFFAIRS

BA (Human Resources Development and Social Sciences)

Appointed to the GEC in 2017

Prior to this role, Ms Mokoena was Human Resources Executive at Tongaat Hulett Limited. She held this position from July 2013. Before this, Ms Mokoena spent 11 years at Telkom South Africa Limited, during which time she held several senior positions spanning the human resources, business consulting and customer services discipline including Chief of HR and Group Executive: Customer experience management.

- Human Resources: Human Capital
- Human Resources: Global Operations
- Corporate Affairs and Real Estate Services

STEPHAN SCHOEMAN

South African: Born 1964

EXECUTIVE VICE PRESIDENT: TECHNOLOGY

BEng

Appointed to the GEC in 2014

Before his appointment as Executive Vice President: Technology, Mr Schoeman was Managing Director of Sasol Synfuels from May 2011 to March 2014. Prior to that, he was Managing Director of Sasol Infrachem. Mr Schoeman has served in most of our South African operating facilities and has extensive international experience.

- Research and Technology
- Capital Projects
- Engineering and Project Services
- Planning and Optimisation
- Lake Charles Chemicals Project (LCCP)

VUYO KAHLA**

South African: Born 1970

EXECUTIVE VICE PRESIDENT: ADVISOR ASSURANCE AND SUPPLY CHAIN

BA, LLB

Appointed to the GEC in 2011

From June 2004 to November 2010, Mr Kahla held executive positions at Transnet SOC Limited, with responsibility for legal services, risk management, compliance, company secretarial services, strategy and business modelling, corporate and public affairs and public policy and regulation. The World Economic Forum recognised him as a Young Global Leader and he is an alumnus of the Prince of Wales University of Cambridge Programme on Sustainability Leadership. He is the Chairman of the Council of Rhodes University. Mr Kahla is the Chairman of Sasol South Africa and Chairman of the Council of Rhodes University.

- Legal, Intellectual Property and Regulatory Services
- Governance, Compliance and Ethics
- Assurance Services
- Supply Chain
- Corporate Advisory and Disclosure Enablement

PAUL VICTOR*

South African: Born 1972

EXECUTIVE DIRECTOR AND CHIEF FINANCIAL OFFICER

BCompt (Hons), CA (SA), International Tax Law (Hons)

Appointed to the GEC in 2016

Mr Victor became our Chief Financial Officer (CFO) on 1 July 2016. He was previously Senior Vice President: Financial Control Services at Sasol, and served as Acting CFO from 10 September 2013 to 28 February 2015. Prior to this, Mr Victor gained invaluable experience during his 10 years as Chief Financial Officer of Sasol Synfuels – a position he held until 2011.

- Financial Control Services
- Corporate Finance and Portfolio Management
- Investor Relations
- Information Management

** Company Secretary of Sasol Limited.

* Executive Director of Sasol Limited.